

UNITED-GUARDIAN, INC.

Excellence Through Innovation®

Annual Report 2025

Cosmetic Ingredients

Medical Lubricants

Pharmaceutical Products

Sexual Wellness Ingredients

CORPORATE PROFILE

United-Guardian, Inc. is a publicly-traded (NASDAQ:UG), fully integrated research, development, and manufacturing company that has been supplying unique and innovative products to the personal care, health care and pharmaceutical sectors since 1942. United-Guardian's products are developed by the company's Guardian Laboratories Division, and all products, except for one pharmaceutical product, are manufactured at its 50,000 square foot facility in Hauppauge, New York. The cosmetic ingredients are marketed through a worldwide network of distributors and are used by many of the major multinational cosmetic companies. The health care products are primarily medical lubricants marketed directly to manufacturers of medical devices or contract manufacturers utilized by those manufacturers, which incorporate them into their finished products and distribute them to hospitals, pharmacies, and other health care facilities. The pharmaceutical products are sold primarily to three full-line national drug wholesalers, which distribute them to pharmacies, hospitals, physicians, long-term care facilities, and other health care providers.

The LUBRAJEL® line of hydrogels, along with RENACIDIN®, the company's principal pharmaceutical product, are the company's most important products. The LUBRAJEL line is used in both personal care and medical applications, while RENACIDIN is used primarily to prevent and dissolve calcifications in urethral catheters. Innovation is a central theme of United-Guardian's growth strategy. Our focus is to continue expanding the pipeline of classic and naturally derived hydrogel products to address unmet market and customer needs.

Over the years, the company has been issued over 32 patents. The company currently relies primarily on proprietary manufacturing methods and product formulations, which are protected as trade secrets, rather than patent protection. United-Guardian has received ISO 9001:2015 certification from DQS Inc., indicating that the company has implemented and maintains a quality management system. In 2025, the company received EFfCI GMP certification from DQS Inc., indicating adherence to good manufacturing practices for cosmetic ingredients.

OFFICERS

DONNA VIGILANTE
President
Director

PETER A. HILTUNEN
Senior Vice President
Production and Procurement

ANDREA YOUNG
Chief Financial Officer & Controller
Treasurer
Secretary

DIRECTORS

KEN GLOBUS
Chairman of the Board of Directors
Former President and General Counsel
of United-Guardian, Inc.
Hauppauge, NY

ARTHUR M. DRESNER
Director; Counsel to the law firm of
Duane Morris LLP
New York, NY

LAWRENCE F. MAIETTA
Director; Former Partner in the accounting
firm of PKF O'Connor Davies, LLP
New York, NY

ANDREW A. BOCCONE
Director; Independent Business Consultant,
Former President of Kline & Company, Inc.
(business consulting firm), Little Falls, NJ

S. ARI PAPOULIAS
Director; Principal of ChemRise LLC
(a business advisory firm providing advice
to companies in the chemicals industry),
Tarrytown, NY

CATHERINE KOLINSKI
Director; Independent Business Consultant,
Former Vice President of Ashland Specialty
Ingredients (manufacturer and distributor of
specialty chemicals), Bridgewater, NJ

LETTER TO STOCKHOLDERS

Dear Stockholder:

As I reflect on 2025, our performance was filled with both positive outcomes and unpredictable challenges including global tariffs and geopolitical tensions. While our financial performance resulted in a decrease in sales for the year, due primarily to a decrease in sales of our cosmetic ingredients, sales of our pharmaceutical products actually increased by 15%, and sales of our medical lubricants increased by 4%. The net result was a 13% decrease in sales, from $12,181,971 in 2024 to $10,545,468 in 2025, generating net income of $3,250,875 ($0.71 per share) in 2024 compared with $2,105,738 ($0.46 per share) in 2025.

The growth in our pharmaceutical sales was driven by higher sales volumes across all three national drug wholesalers, together with lower Medicare rebates. Renacidin®, our most important pharmaceutical product, was the primary driver of the increase. In addition to the growth in Renacidin sales we also negotiated a settlement with our contract manufacturer for Renacidin related to a facility shutdown that began at the end of 2023 and extended through the first quarter of 2024. This settlement will enable us to recover lost profits associated with orders that could not be fulfilled during the shutdown. The benefit of the settlement is expected to be recognized in the first quarter of 2026.

During 2025, we invested considerable time and resources in advancing our objective of expanding domestic Renacidin sales. We previously identified that awareness of the product and the ability of patients to have it covered by insurance were the two most significant barriers to growth. Our marketing efforts so far have focused on reaching out to pharmacy benefit managers ("PBM") to have the product included on their drug formularies. To date, this outreach has resulted in formulary approval with two major PBMs, which is expected to significantly expand patient access. These initiatives will continue, and we will also be implementing new initiatives to expand awareness of Renacidin by increasing engagement with healthcare professionals. We have begun evaluating options to support this objective. Consistent with our longer-term growth plan, we also hope to expand Renacidin beyond the United States, and will take steps this year to determine the initial target markets and resources required for our first entry into international markets.

The increase in medical lubricant sales was driven primarily by higher demand from two of our large contract manufacturing customers in China. In addition, we executed a marketing agreement with Azelis UK Ltd, a subsidiary of the global Azelis Group, for our medical lubricant products in the United Kingdom and Ireland. Over the past year, we have worked with Azelis to position the Lubrajel® line for the medical market by developing a go-to-market strategy, training their technical team, and completing product readiness activities. Looking ahead, we intend to invest additional marketing resources to further assess the medical market and identify opportunities to expand our presence.

Sales of our cosmetic ingredients declined in 2025 as a result of several factors. The primary driver was excess inventory held by our largest distributor, Ashland Specialty Ingredients ("ASI"), which led to reduced order quantities from ASI throughout the year. Sales were further impacted by lower global demand, particularly in China, where increased competition from local Asian producers and the effects of global tariffs also contributed to the decrease. We are working very closely with ASI to better understand the drivers affecting customer demand in order to minimize the disruptions caused by fluctuations in inventory buildup. Some additional initiatives to regain market share include offering competitive pricing where necessary to maintain existing customers; targeting markets that are less price sensitive; providing clearer product differentiation on our existing products while continuing to develop new and improved products to further create product differentiation and meet emerging customer requirements; and realigning our global distributor network to take advantage of market opportunities for growth outside of China.

Personal care remains a key area of focus with the goal of expanding our market share. In 2025, we entered into a distribution agreement with Azelis Group NV that added South Korea to their territory coverage. South Korea is among the leading global exporters of personal care products, with particular strength in skincare and cosmetics innovation. Azelis has begun to expand the Lubrajel position in South Korea, evidenced by new wins and projects currently in progress. We also entered into a distribution agreement with Brenntag Specialties ("Brenntag") in France for the promotion and distribution of Lubrajel and Natrajel® grades. France is a leading global exporter of beauty, cosmetics, and skincare products and is recognized for premium, high-quality applications, and a long-standing reputation for excellence. In addition, we are nearing completion of our updated marketing agreement with ASI. Substantially all key commercial terms have been negotiated, and we are in the final stages of reviewing the completed agreement. Although finalizing this agreement has taken longer than anticipated, we believe that ongoing communication has strengthened our relationship with ASI and has positioned us to expand our mutual business. We expect the agreement to be executed in the first half of 2026.

The sexual wellness market continues to present attractive growth potential, with an increasing number of companies seeking to develop products for this segment. According to industry analysts, the market for sexual wellness products is expected to increase by 8%-12% annually over the next 5 years, with personal care lubricants expected to exhibit the most rapid growth. One of the principal challenges is navigating the evolving regulatory landscape applicable to these applications, which can extend development timelines and delay commercialization. We continue to support our distributor, Brenntag, by providing additional resources and training materials to assist customers. Brenntag is actively promoting the Natrajel line through webinars, customer seminars, and trade events. With multiple projects in various stages of development, we are encouraged and ready to begin manufacturing this product line.

Our research and marketing teams continue to advance new ingredient development, while expanding the reach of our existing product portfolio. Our research team is finalizing two products that are expected to launch later this year and early next year, including a skincare ingredient designed to provide extended hydration benefits and a hair care ingredient that aligns with growing demand for natural products. The research and development team is also making progress on additional personal care products that are in the preliminary stages of development. On the marketing front, we have developed a comprehensive program that includes training presentations, sales kits, and an updated brochure expected to be finalized shortly. In collaboration with our distribution partners, our marketing team continues to participate in webinars, customer seminars, and customer visits to enhance brand recognition and promote newer natural grades within our portfolio. We also intend to invest additional marketing resources to develop a similar program for our medical lubricants, which we view as a market with meaningful long-term growth potential.

Over the past several years, we have put in place a growth plan that we are confident will result in increased sales in the coming years, and we remain committed to implementing that marketing strategy. Throughout the year, we renegotiated our distribution agreement with ASI, entered into exciting new agreements with Azelis and Brenntag, significantly improved Renacidin's position on drug formularies, and began expanding the presence of our medical lubricants in the marketplace. We believe that the progress we have made to date in implementing this growth plan reflects our continued commitment to growing our sales, and we look forward to further advancing these growth initiatives in 2026.

Sincerely,
UNITED-GUARDIAN, INC.

Donna Vigilante
President

STATEMENTS OF INCOME

| | Years ended December 31, | |
	2025	**2024**
Net sales	**$10,545,468**	**$12,181,971**
Costs and expenses:		
Cost of sales	5,404,328	5,721,584
Operating expenses	2,434,148	2,356,819
Research and development	463,644	456,779
Total costs and expenses	**8,302,120**	**8,535,182**
Income from operations	**2,243,348**	**3,646,789**
Other income:		
Investment income	365,308	434,679
Net gain on marketable securities	34,359	26,989
Total other income	**399,667**	**461,668**
Income before provision for income taxes	**2,643,015**	**4,108,457**
Provision for income taxes	537,277	857,582
Net income	**$2,105,738**	**$3,250,875**
Earnings per common share (basic and diluted)	$ 0.46	$ 0.71
Weighted average shares (basic and diluted)	4,594,319	4,594,319

See Notes to Financial Statements

BALANCE SHEETS

ASSETS

	December 31,	
	2025	**2024**
Current assets:		
Cash and cash equivalents	$ 1,251,097	$ 1,875,655
Marketable securities	7,322,646	7,522,625
Accounts receivable, net of allowance for credit losses of $17,169 in 2025 and $14,342 in 2024	1,586,889	1,428,455
Inventories, net	1,507,763	1,451,995
Prepaid expenses and other current assets	207,839	207,804
Prepaid income taxes	325,163	179,017
Total current assets	**12,201,397**	**12,665,551**
Deferred income taxes, net	**–**	**175,397**
Property, plant, and equipment:		
Land	69,000	69,000
Factory equipment and fixtures	4,786,309	4,743,238
Building and improvements	3,352,276	3,336,352
Total property, plant, and equipment	**8,207,585**	**8,148,590**
Less accumulated depreciation	7,300,403	7,192,203
Total property, plant, and equipment, net	**907,182**	**956,387**
TOTAL ASSETS	**$ 13,108,579**	**$ 13,797,335**

See Notes to Financial Statements

BALANCE SHEETS

LIABILITIES AND STOCKHOLDERS' EQUITY

	December 31,	
	2025	**2024**
Current liabilities:		
Accounts payable	$ 480,791	$ 425,003
Accrued expenses	1,164,948	1,467,933
Deferred revenue	12,177	—
Dividends payable	11,405	21,533
Total current liabilities	**1,669,321**	**1,914,469**
Deferred income taxes, net	**207,246**	**—**
Total liabilities	**1,876,567**	**1,914,469**
Commitments and contingencies		
Stockholders' equity:		
Common stock, $0.10 par value; 10,000,000 shares authorized; 4,594,319 shares issued and outstanding at December 31, 2025 and 2024, respectively	459,432	459,432
Retained earnings	10,772,580	11,423,434
Total stockholders' equity	**11,232,012**	**11,882,866**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$13,108,579**	**$13,797,335**

See Notes to Financial Statements

STATEMENTS OF STOCKHOLDERS' EQUITY

Years ended December 31, **2025** and **2024**

	Common stock		Retained	
	Shares	Amount	earnings	Total
Balance, January 1, 2024	4,594,319	$459,432	$10,929,150	$11,388,582
Net income	—	—	3,250,875	3,250,875
Dividends declared, not paid ($0.60 per share)	—	—	(268)	(268)
Dividends declared and paid ($0.60 per share)	—	—	(2,756,323)	(2,756,323)
Balance, December 31, 2024	4,594,319	$459,432	$11,423,434	$11,882,866
Net income	—	—	2,105,738	2,105,738
Dividends declared, not paid ($0.60 per share)	—	—	(163)	(163)
Dividends declared and paid ($0.60 per share)	—	—	(2,756,429)	(2,756,429)
Balance, December 31, 2025	4,594,319	$459,432	$10,772,580	$11,232,012

See Notes to Financial Statements

STATEMENTS OF CASH FLOWS

| | Years ended December 31, | |
	2025	**2024**
Cash flows from operating activities:		
Net income	$ 2,105,738	$ 3,250,875
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	108,200	95,885
Net gain on marketable securities	(34,359)	(26,989)
Allowance for credit losses	2,827	(2,330)
Allowance for obsolete inventory	(792)	(14,208)
Deferred income taxes	382,643	(124,467)
(Increase) decrease in operating assets:		
Accounts receivable	(161,261)	140,714
Inventories	(54,976)	(214,281)
Prepaid expenses and other current assets	(35)	(16,096)
Prepaid income taxes	(146,146)	(2,797)
Increase (decrease) in operating liabilities:		
Accounts payable	55,788	290,554
Accrued expenses	(302,985)	104,889
Deferred revenue	12,177	(15,498)
Net cash provided by operating activities	**1,966,819**	**3,466,251**
Cash flows from investing activities:		
Acquisitions of property, plant and equipment	(58,995)	(433,077)
Purchases of marketable securities	(12,941,872)	(8,459,318)
Proceeds from sales of marketable securities	13,176,210	1,815,000
Net cash provided by (used in) investing activities	**175,343**	**(7,077,395)**
Cash flows from financing activities:		
Dividends paid	(2,766,720)	(2,756,323)
Net cash used in financing activities	**(2,766,720)**	**(2,756,323)**
Net decrease in cash and cash equivalents	(624,558)	(6,367,467)
Cash and cash equivalents, beginning of year	1,875,655	8,243,122
Cash and cash equivalents, end of year	$ 1,251,097	$ 1,875,655
Supplemental disclosure of cash flow information:		
Taxes paid	$ 300,780	$ 1,050,795
Supplemental disclosure of non-cash items:		
Dividends payable	$ 163	$ 268

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

NOTE A
NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

United-Guardian, Inc. ("Registrant" or "Company") is a Delaware corporation that, through its Guardian Laboratories division, manufactures, markets and develops specialty cosmetic, personal care and sexual wellness ingredients, and a line of healthcare products including pharmaceuticals and medical lubricants. The Company also conducts research and product development, primarily related to the development of new and unique cosmetic ingredients. The Company's research and development department also modifies, refines, and expands the uses for existing products, with the goal of further developing the market for the Company's products. Two major product lines, Lubrajel and Renacidin Irrigation Solution ("Renacidin"), together accounted for approximately 93% of the Company's sales for the years ended December 31, 2025 and 2024, respectively. Lubrajel accounted for approximately 48% and 60% of the Company's sales for the years ended December 31, 2025 and December 31, 2024, respectively, and Renacidin accounted for approximately 45% and 33% of the Company's sales for the years ended December 31, 2025 and December 31, 2024, respectively.

Segment Information

The Company operates its business under one operating segment, which is also its reportable segment. The Company's chief operating decision maker ("CODM"), who is the President, reviews financial information presented at the consolidated level and decides how to allocate resources based on financial metrics, including net income. The measure of segment assets is reported on the balance sheet as total consolidated assets. The CODM, along with the Board of Directors, use such financial metrics, including net income, to evaluate income generated from segment assets (return on assets) in deciding whether to reinvest profits or allocate to other parts of the organization, such as working capital needs, mandatory and discretionary capital expenditures or other growth opportunities that may arise that are in the Company's best interest and the best interest of the stockholders.

Net income, other financial metrics and sales forecasts are used to monitor budget versus actual results. The reported segment revenue, segment profit or loss and significant segment expenses are the same as the consolidated results disclosed on the consolidated statements of income.

Impact of Global Supply Chain Instability, Inflation and Tariffs

During 2025, the United States ("U.S.") changed its long-standing trade policies and announced significant new tariffs, with certain exceptions, on virtually all imported goods. These actions triggered the negotiation of new trade agreements with certain U.S. trading partners. While these negotiations resulted in the reduction of certain recently imposed tariffs, the average U.S. tariff rate remains at its highest level since the 1930s. In response to the changes in U.S. trade policies, certain U.S. trading partners imposed retaliatory tariffs on U.S. imports. Shifts in tariffs, trade agreements, import/export restrictions, trade sanctions, sector specific trade barriers, and other governmental trade actions, whether enacted by the U.S. or other countries, especially those instituted in the Company's significant markets or markets where its significant customers are located and the associated uncertainty of long-term trade policies, could impact the Company's sales volume, sales prices, and other costs. Changes in trade policies may also cause disruptions to material sourcing and availability, global supply chains and logistics and access to end markets. Additionally, changes in U.S. trade policy and associated responses from trading partners may create shifts in global market dynamics and result in continued global financial market volatility. The impact of these changes in trade policies and the resulting trade and market uncertainty could have a negative impact on the Company's results of operations. There can be no assurance that, in the future, the U.S. or other countries or international trade bodies will not institute new tariffs or more restrictive trade policies or remedies and, as a result, the Company may face additional uncertainty and adverse impact on its business, financial condition and results of operations.

Use of Estimates

In preparing financial statements in conformity with a Generally Accepted Accounting Principles in the United States of America ("US GAAP"), management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates. Such estimated items include the allowance for credit losses, reserve for inventory obsolescence, accrued distribution fees, outdated material returns, possible impairment of marketable securities and the allocation of overhead.

Accounts Receivable and Reserves

In accordance with FASB ASU 2025-05, the Company presents financial assets at the net amount expected to be collected, requiring immediate recognition of estimated credit losses expected to occur over the asset's remaining life. This is in contrast to previous U.S. GAAP, under which credit losses were not recognized until it was probable that a loss had been incurred. The Company performed its expected credit loss calculation based on historical accounts receivable write-offs, including consideration of then-existing economic conditions.

The carrying amount of accounts receivable is reduced by an allowance for credit losses that reflects the Company's best estimate of the amounts that will not be collected as of the balance sheet date. This allowance is based on the credit losses expected to arise over the life of the asset and is based on the Current Expected Credit Losses ("CECL"). At December 31, 2025 and 2024, the allowance for credit losses related to accounts receivable amounted to $17,169 and $14,342, respectively.

Revenue Recognition

The Company records revenue in accordance with ASC Topic 606 "Revenue from Contracts with Customers." Under this guidance, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration expected to be received in exchange for those goods or services. The Company's principal source of revenue is product sales.

The Company's sales, as reported, are subject to a variety of deductions, some of which are estimated. These deductions are recorded in the same period in which the revenue is recognized. Such deductions, primarily related to the sale of the Company's pharmaceutical products, include chargebacks from the United States Department of Veterans Affairs ("VA"), rebates in connection with the Company's current participation in Medicare programs, distribution fees, discounts, and outdated product returns. These deductions represent estimates of the related obligations and, as such, knowledge and judgment are required when estimating the impact of these revenue deductions on sales for a reporting period.

During 2025 and 2024, the Company participated in various government drug rebate programs related to the sale of Renacidin, our most important pharmaceutical product. These programs include the Veterans Affairs Federal Supply Schedule ("FSS"), and the Medicare Manufacturer Discount Program ("MDP") (formerly the Medicare Part D Coverage Gap Discount Program ("CGDP")). These programs require us to sell our product at a discounted price, typically given in the form of a rebate. Our sales, as reported, are net of these rebates, some of which are estimated and are recorded in the same period that the revenue is recognized.

On January l, 2025, the Centers for Medicare & Medicaid Services ("CMS") implemented a new Medicare Part D Manufacturer Discount Program ("Discount Program"), which replaced the prior CGDP. The new Discount Program eliminates the coverage gap benefit phase, introduces pharmaceutical manufacturer discounts in the initial and catastrophic coverage phases, and lowers the cap on enrollee out-of-pocket costs. Under the new Discount Program, additional rebates are expected to be owed by pharmaceutical manufacturers due to the restructuring of the benefit periods and removal of the cap that was in place that limited the drug manufacturer's liability. The overall financial impact of this new program will vary depending on the products being reimbursed but is expected to increase Medicare Part D rebates for drug manufacturers. On January 31, 2024, the Company was notified by CMS that it qualified as a "specified small manufacturer" and would be entitled to a multi-year phase-in period during which it would pay a lower percentage discount on drugs dispensed to beneficiaries. Based on the "specified small

manufacturer" designation, it appears, that based on our current level of sales through the Medicare Part D Program, the Company would have reduced rebate liabilities in years 2025 and 2026, with rebates gradually increasing each year until they reach their full value in 2031. By the end of the phase-in period in 2031, these rebate liabilities are expected to significantly exceed the liabilities we have recorded under the CGDP in previous years.

As long as a valid purchase order has been received and future collection of the sale amount is reasonably assured, the Company recognizes revenue from sales of its products when those products are shipped, which is when the Company's performance obligation is satisfied. The Company's cosmetic products are shipped EXW from the Company's facility in Hauppauge, NY, and the risk of loss and responsibility for the shipment passes to the customer upon shipment. Sales of the Company's non-pharmaceutical medical products arc deemed final upon shipment, and there is no obligation on the part of the Company to repurchase or allow the return of these goods unless they are defective. Sales of the Company's pharmaceutical products are final upon shipment unless (a) they are found to be defective; (b) the product is damaged in shipping; (c) the product cannot be sold because it is too close to its expiration date; or (d) the product has expired (but it is not more than one year after the expiration date). This return policy conforms to standard pharmaceutical industry practice. The Company estimates an allowance for outdated material returns based on previous years' historical returns of its pharmaceutical products.

The Company does not make sales on consignment, and the collection of the proceeds of the sale of any of the Company's products is not contingent upon the customer being able to sell the goods to a third party.

Any allowances for returns are taken as a reduction of sales within the same period the revenue is recognized. Such allowances are determined based on historical experience under ASC Topic 606-10-32-8. At December 31, 2025 and 2024, the Company had an allowance of $194,947 and $276,732, respectively, for possible outdated material returns, which is included in accrued expenses. There is no asset value associated with these outdated material returns, as these products are destroyed.

The timing between recognition of revenue for product sales and the receipt of payment is not significant. The Company's standard credit terms, which vary depending on the customer, range between 30 and 60 days. The Company recognizes an allowance for credit losses on its accounts receivable in accordance with ASU 2016-13, which is based on the credit losses expected to arise over the life of the asset and is based on Current Expected Credit Loss ("CECL"). Prompt-pay discounts are offered to some customers; however, due to the uncertainty of the customers taking the discounts, the discounts are recorded when they are taken.

At December 31, 2025, the Company recorded advance payments from one of its customers in the amount of $12,177, which was recorded as deferred revenue on the balance sheet. The related performance obligations associated with these payments were satisfied in the first quarter of 2026. No such advanced payments existed at December 31, 2024.

The Company has distribution agreements with certain distributors of its pharmaceutical products that entitle those distributors to distribution and services-related fees. The Company records distribution fees, and estimates of distribution fees, as offsets to revenue.

Disaggregated net sales by product class are as follows:

	Years ended December 31,	
	2025	2024
Cosmetic ingredients	$ 3,006,522	$ 5,438,262
Pharmaceuticals	5,427,842	4,715,145
Medical lubricants	2,111,104	2,028,564
Total Net Sales	$10,545,468	$12,181,971

The Company's cosmetic ingredients are currently marketed worldwide by five distributors, of which the United States ("U.S.")-based ASI purchases the largest volume. For the years ended December 31, 2025 and 2024, approximately 23% and 16%, respectively, of the Company's sales were to (a) its foreign-based distributors (which does not include ASI), which marketed and distributed the Company's cosmetic ingredients to customers outside the U.S. and (b) a few foreign customers for the Company's medical lubricants, which were sold directly to those customers by the Company.

Disaggregated sales by geographic region are as follows:

	Years ended December 31,	
	2025	2024
United States*	$ 8,141,533	$10,175,926
Other countries	2,403,935	2,006,045
Net Sales	$10,545,468	$12,181,971

*Although a significant percentage of ASI's purchases from the Company are sold to foreign customers, all sales to ASI are considered U.S. sales for financial reporting purposes, since all shipments to ASI are shipped to ASI's warehouses in the U.S. A certain percentage of those products are subsequently shipped by ASI to its foreign customers. Based on sales information provided to the Company by ASI, 77% of ASI's sales in 2025 were to customers in foreign countries, compared with 79% in 2024. ASI's largest foreign market in both 2025 and 2024 was China, which accounted for approximately 41% of ASI's sales in 2025 and 43% of sales in 2024.

Cash and Cash Equivalents

For financial statement purposes, the Company considers as cash equivalents all highly liquid investments with an original maturity of three months or less at the time of purchase. The Company deposits cash and cash equivalents with financially strong, FDIC-insured financial institutions, and it believes that any amounts above FDIC insurance limitations are at minimal risk. The amounts held in excess of FDIC limits at any point in time are considered temporary and are primarily due to the timing of maturities of United States Treasury Bills and Certificates of Deposit. Cash and cash equivalents held in these accounts are currently insured by the Federal Deposit Insurance Corporation ("FDIC") up to a maximum of$250,000. At December 31, 2025 and 2024, approximately $1,300 and $234,000, respectively, exceeded the FDIC limit. The Company also invests in certain money market mutual funds that are protected as securities by the Securities Investor Protection Corporation ("SIPC"). At December 31, 2025 and 2024, cash held in these money market mutual funds of approximately $502,000 and $563,000, respectively, exceeded the SIPC limit.

Dividends

On January 27, 2025 the Company's Board of Directors declared a cash dividend of $0.35 per share, which was paid on February 18, 2025 to all holders of record as of February 10, 2025. During the first half of 2025, the Company declared a total of $1,608,012 in dividends, of which $1,607,893 was paid. The balance of $119 is payable to stockholders whose old Guardian Chemical shares have not yet been exchanged to United-Guardian, Inc. shares and are pending escheatment. On July 11, 2025, the Company's Board of Directors declared a cash dividend of $0.25 per share, which was paid on August 1, 2025, to all holders of record as of July 25, 2025. Dividends totaling $1,148,536 were paid on August 1, 2025, and the balance of $44 is payable to stockholders whose old Guardian Chemical shares have not yet been exchanged to United-Guardian, Inc. shares and are pending escheatment.

In addition, for the year ended December 31, 2025, the Company made payments of $10,290 in dividends in arrears to shareholders who had either converted their Guardian Chemical shares to United-Guardian, Inc. shares or whose shares had been escheated.

On July 10, 2024, the Company's Board of Directors declared a cash dividend of $0.35 per share, which was paid on July 31, 2024, to all holders of record as of July 23, 2024. Dividends totaling $1,607,855 were paid and the balance of $156 is payable to stockholders whose old Guardian Chemical shares have not yet been exchanged to United-Guardian, Inc. shares and are pending escheatment. On January 30, 2024, the Company's Board of Directors declared a cash dividend of $0.25 per share, which was paid on February 20, 2024, to all holders of record as of February 12, 2024. Dividends totaling $1,148,468 were paid. The balance of $112 is payable to stockholders whose old Guardian Chemical shares have not yet been exchanged to United-Guardian, Inc. shares and are pending escheatment.

Marketable Securities

The Company's marketable securities include investments in equity mutual funds, United States Treasury Bills ("U.S. Treasury Bills") and Certificates of Deposit with maturities longer than 3 months. The Company's marketable equity securities are reported at fair value with the related unrealized and realized gains and losses included in net income. U.S. Treasury

Bills and Certificates of Deposit are recorded at amortized cost. Realized gains or losses on mutual funds are determined on a specific identification basis. The Company evaluates its investments periodically for possible other-than-temporary impairment by reviewing factors such as the length of time and extent to which fair value had been below cost basis, the financial condition of the issuer and the Company's ability and intent to hold the investment for a period of time which may be sufficient for anticipated recovery of market value. The Company would record an impairment charge to the extent that the cost of the available-for-sale securities exceeds the estimated fair value of the securities and the decline in value is determined to be other-than-temporary. During 2025 and 2024, the Company did not record an impairment charge regarding its investment in marketable securities because management believes, based on its evaluation of the circumstances, that the decline in fair value below the cost of certain of the Company's marketable securities is temporary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Net realizable value is equal to the selling price less the estimated costs of selling and/or disposing of the product. Cost is determined using the average cost method, which approximates cost determined by the first-in, first-out ("FIFO") method. Inventory costs include material, labor and factory overhead.

Property, Plant and Equipment

Property, plant and equipment are carried at cost, less accumulated depreciation. Major replacements and betterments are capitalized, while routine maintenance and repairs are expensed as incurred. Assets are depreciated under both accelerated and straight-line methods. Depreciation charged as a result of using accelerated methods was not materially different than that which would result from using the straight-line method for all periods presented. Certain factory equipment and fixtures are constructed by the Company using purchased materials and in-house labor. Such assets are capitalized and depreciated on a basis consistent with the Company's purchased fixed assets.

Estimated useful lives are as follows:

Factory equipment and fixtures	5 - 7 years
Building	40 years
Building improvements	Lesser of useful life or 20 years

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. No impairments were necessary at December 31, 2025 and 2024.

Fair Value of Financial Instruments

Management of the Company believes that the fair value of financial instruments, consisting of cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses, approximates their carrying value due to their short payment terms and liquid nature.

Concentration of Credit Risk

Accounts receivable potentially expose the Company to concentrations of credit risk. The Company monitors the amount of credit it allows each of its customers, using the customer's prior payment history to determine how much credit to allow or whether credit should be given at all. It is the Company's policy to discontinue shipments to any customer that is substantially past due on its payments. The Company sometimes requires payment in advance from customers whose payment record is questionable. As a result of its monitoring of the outstanding credit allowed for each customer, as well as the fact that the majority of the Company's sales are to customers whose satisfactory credit and payment record has been established over a long period of time, the Company believes that its accounts receivable credit risk has been reduced.

For the year ended December 31, 2025, three of the Company's pharmaceutical wholesalers and one cosmetic ingredient distributor accounted for approximately 74% of the Company's gross sales during the year and approximately 82% of its outstanding accounts receivable on December 31, 2025. For the year ended December 31, 2024, the same three pharmaceutical wholesalers and one cosmetic ingredient distributor accounted for a total of approximately 80% of the Company's gross sales during the year and 87% of its outstanding accounts receivable on December 31, 2024.

Supplier Concentration

Most of the principal raw materials used by the Company consist of common industrial organic and inorganic chemicals and are available in ample supply from numerous sources. However, there are some raw materials used by the Company that are not readily available or require longer lead times. The Company has three major raw material vendors that collectively accounted for approximately 82% and 83% of the raw material purchases by the Company in 2025 and 2024, respectively. In addition to the Company's raw materials concentration, the Company utilizes one contract manufacturer to produce its pharmaceutical product, Renacidin. Any disruption in this manufacturer's operations could have a material impact on the Company's revenue stream.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to the temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized.

Uncertain tax positions are accounted for utilizing a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. As of December 31, 2025 and 2024, the Company did not have any unrecognized income tax benefits. It is the Company's policy to recognize interest and penalties related to taxes as interest expense as incurred. During the years ended December 31, 2025 and 2024, the Company did not record any tax-related interest or penalties. The Company's tax returns for 2022 and all subsequent years are subject to examination by the United States Internal Revenue Service ("IRS") and by the State of New York.

Research and Development

Research and development expenses are expenditures incurred in connection with in-house research on new and existing products. It includes payroll and payroll related expenses, outside laboratory expenditures, lab supplies, equipment repairs and maintenance and equipment depreciation.

Earnings Per Share Information

Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share would include the dilutive effect of outstanding stock options, if any.

New Accounting Standards

On December 8, 2025, the FASB issued ASU 2025-11, *"Interim Reporting (Topic 270)"* which is intended to improve the navigability of the guidance in ASC 270 and clarify when it applies. Under the amendments, an entity is subject to ASC 270 if it provides "interim financial statements and notes according to GAAP." The ASU also addresses the form and content of such financial statements, adds lists to ASC 270 of the interim disclosures required by all other Codification topics, and establishes a principle under which an entity must "disclose events since the end of the last annual reporting period that have a material impact on the entity." These amendments are not intended to change the fundamental nature of interim reporting or expand or reduce current interim disclosure requirements. This guidance is effective for interim reporting periods within annual reporting periods beginning after December 15, 2027.

In July 2025, the FASB issued ASU 2025-05, which provides (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606, Revenue from Contracts with Customers. The practical expedient allows an entity to assume that, when estimating expected credit losses, current conditions as of the balance sheet date remain unchanged for the remaining life of the asset. The accounting policy election permits nonpublic entities that elect the practical expedient to also consider collection activity occurring after the balance sheet date when estimating expected credit losses. The standard is effective for fiscal years beginning after December 15, 2025, and for interim periods within those annual reporting periods. Early adoption is permitted. The Company adopted ASU 2025-05 for the year ended December 31, 2025. The adoption did not have a material impact on its financial condition, results of operations or cash flows.

On November 4, 2024, the FASB issued ASU 2024-03 *"Disaggregation of Income Statement Expenses"* ("DISE"). This guidance requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements. Subsequently issued ASU 2025-01, clarified the effective date of this standard. This guidance is effective for annual reporting periods beginning after December 15, 2026, and for interim periods, within annual reporting periods beginning after December 15, 2027.

In December 2023, the FASB issued ASU 2023-09 *"Income Taxes—Improvements to Income Tax Disclosures."* This guidance enhances the transparency and decision usefulness of income tax disclosures. More specifically, the amendments relate to the income tax rate reconciliation and income taxes paid disclosures and require 1) consistent categories and greater disaggregation of information in the rate reconciliation and 2) income taxes paid disaggregated by jurisdiction. This guidance is effective for fiscal years beginning after December 31, 2024. On January 1, 2025, the Company implemented this standard and applied

the guidance under the new standard to include additional disclosures in this Form 10-K for the year ended December 31, 2025.

In November 2023, the FASB issued ASU 2023-07, *"Improvements to Reportable Segment Disclosures."* This amendment requires additional disclosures by public entities, including those with a single reportable segment, to disclose significant segment expenses and other segment items for each reportable segment. The guidance applies to fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. On January 1, 2024, we adopted the new standard and applied the guidance under the new standard to include additional disclosures for our single reportable segment. See notes A and G for additional information.

NOTE B
CASH AND CASH EQUIVALENTS

Cash and cash equivalents include currency on hand, demand deposits with banks or financial institutions, and short-term, highly liquid investments that are both readily convertible to known amounts of cash and so near their maturity that they present minimal risk of changes in value because of changes in interest rates. The following table summarizes the Company's cash and cash equivalents:

| | December 31, | |
	2025	2024
Demand Deposits	$ 248,997	$ 404,801
Money market funds	1,002,100	1,470,854
Total cash and cash equivalents	$1,251,097	$1,875,655

NOTE C
MARKETABLE SECURITIES

Marketable securities include investments in equity mutual funds, which are reported at their fair values, and U.S. Treasury Bills and Certificates of Deposit with original maturities greater than 3 months, which are recorded at amortized cost

The disaggregated net gains and losses on the marketable securities recognized in the income statement for the years ended December 31, 2025 and 2024 are as follows:

	Years ended December 31,	
	2025	2024
Net gains recognized during the year on marketable securities	$34,359	$26,989
Less: Net losses realized during the year on marketable securities sold during the period	1,507	—
Net unrealized gains recognized during the reporting year on marketable securities still held at the reporting date	$35,866	$26,989

The fair values of the Company's marketable securities are determined in accordance with US GAAP, with fair value being defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the Company utilizes the three-tier value hierarchy, as prescribed by US GAAP, which prioritizes the inputs used in measuring fair value as follows:

- Level 1—inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

- Level 2—inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

- Level 3—inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company's marketable equity securities, which are considered available-for-sale securities, are re-measured to fair value on a recurring basis and are valued using Level I inputs using quoted prices (unadjusted) for identical assets in active markets. The following tables summarize the Company's investments:

December 31, 2025

	Cost	Fair Value	Unrealized Gain
Equity Securities:			
Equity and other mutual funds	$ 713,120	$ 777,963	$ 64,843
Other short-term investments:			
U.S. Treasury Bills (original maturities > 3 months)	6,544,683	6,544,683	—
Total marketable securities	$7,257,803	$7,322,646	$ 64,843

December 31, 2024

	Cost	Fair Value	Unrealized Gain
Equity Securities:			
Equity and other mutual funds	$ 634,705	$ 663,682	$ 28,977
Other short-term investments:			
Fixed income Certificates of Deposit (original maturities > 3 months)	570,000	570,000	—
U.S. Treasury Bills (original maturities > 3 months)	6,288,943	6,288,943	—
Total other short-term investments	$6,858,943	$6,858,943	$ —
Total marketable securities	$7,493,648	$7,522,625	$ 28,977

Investment income is recognized when earned and consists principally of dividend income from equity mutual funds and interest income on United States Treasury Bills, Certificates of Deposit and money market funds. Realized gains and losses on sales of investments are determined on a specific identification basis.

Proceeds from the sale and redemption of marketable securities amounted to $13,176,210 for the year ended December 31, 2025, with realized losses on those sales of $1,507. Proceeds from the sale and redemption of marketable securities for the year ended December 31, 2024 amounted to $1,815,000 and there were no realized gains or losses.

NOTE D
INVENTORIES

Inventories consist of the following:

	December 31,	
	2025	2024
Raw materials	$ 442,993	$ 448,113
Work in process	5,505	58,699
Finished products	1,059,265	945,183
Total Inventories	$1,507,763	$1,451,995

Inventories are valued at the lower of cost and net realizable value. Net realizable value is equal to the selling price less the estimated costs of selling and/or disposing of the product. Cost is determined using the average cost method, which approximates cost determined by the first-in, first-out method. Finished product inventories on December 31, 2025 and December 31, 2024 are net of a reserve of $32,000 and $32,792, respectively.

NOTE E
INCOME TAXES

The provision for income taxes consists of the following:

	Years ended December 31,	
	2025	2024
Current		
Federal	$153,821	$981,244
State	813	805
Total current provision for income taxes	154,634	982,049
Deferred		
Federal	382,643	(124,467)
Total deferred expense (benefit) from income taxes	382,643	(124,467)
Total provision for income taxes	$537,277	$857,582

The following is a reconciliation of the Company's effective income tax rate to the Federal statutory rate:

| | Years ended December 31, | | | |
| | 2025 | | 2024 | |
	($)	Tax rate	($)	Tax rate
Income taxes at statutory federal income tax rate	$ 555,033	21.0%	$ 862,776	21.0%
State taxes, net of federal benefit	642	—	636	—
Research & development credits	(10,000)	(0.4)	(9,000)	(0.1)
Non-taxable dividends	(4,441)	(0.2)	—	—
(Over) under accrual from prior year	(3,957)	(0.1)	3,170	—
Provision for income taxes	$537,277	20.3%	$857,582	20.9%

The tax effects of temporary differences which comprise the deferred tax assets and liabilities are as follows:

| | December 31, | |
	2025	2024
Deferred tax assets		
Allowance for credit losses	$ 3,605	$ 3,012
Inventories	6,720	6,886
Accounts payable	100,966	89,251
R&D expenses	—	206,069
Accrued expenses	243,493	306,381
Total deferred tax assets	$ 354,784	$ 611,599
Deferred tax liabilities		
Accounts receivable	(336,852)	(302,987)
Prepaid expenses	(57,682)	(58,171)
Depreciation on property, plant and equipment	(153,879)	(68,959)
Unrealized gain on marketable securities	(13,617)	(6,085)
Total deferred tax liabilities	(562,030)	(436,202)
Net deferred tax (liability) asset	$(207,246)	$ 175,397

On July 4, 2025, H.R. 1, also known as the One Big Beautiful Bill Act (OBBBA), was signed into law. The OBBBA includes, among other provisions, changes to United States corporate income tax law, including restoration of accelerated depreciation on capital expenditures, deductible research and development expenses, and modifications to the international tax framework. The OBBBA has multiple effective dates, with certain provisions effective in the current fiscal year and others effective in future fiscal years. The Company has estimated the tax effects of OBBBA, which did not have a material impact on its financial statements during the current period, while providing cash tax benefits in the current fiscal year due to accelerated tax deductions.

NOTE F
BENEFIT PLANS

Defined Contribution Plan

The Company sponsors a 401(k) defined contribution plan ("DC Plan") that provides for a dollar-for-dollar employer matching contribution of the first 4% of each employee's pay. Employees become fully vested in employer matching contributions immediately. Company 401(k) matching contributions were approximately $101,000 and $84,000 for the years ended December 31, 2025 and 2024, respectively.

The Company can also elect to make discretionary contributions to each employee's account based on a "pay-to-pay" safe-harbor formula that qualifies the 401(k) Plan under current IRS regulations. For the year ended December 31, 2024, the Company's Board of Directors authorized discretionary contributions in the amount of $115,000 to be allocated among all eligible employees. For the year ended December 31, 2025, the Company's Board of Directors elected not to fund a discretionary contribution due to the Company's reduced sales and earnings. Employees become vested in the discretionary contributions as follows: 20% after two years of employment, and 20% for each year of employment thereafter until the employee becomes fully vested after six years of employment.

NOTE G
GEOGRAPHIC and OTHER INFORMATION

Through its Guardian Laboratories division, the Company conducts research, product development, manufacturing, and marketing of cosmetic, personal care and sexual wellness ingredients, and a line of healthcare products including pharmaceuticals and medical lubricants. All the products that the Company markets, with the exception of Renacidin, are produced at its facility in Hauppauge, New York. Renacidin, a urological product, is manufactured for the Company by an outside contract manufacturer. The Company's R&D department not only develops new products but also modifies and refines existing products, with the goal of expanding the potential markets for the Company's products. Many of the cosmetic ingredients manufactured by the Company, particularly its Lubrajel line of water-based moisturizing and lubricating gels, are currently used by many of the major multinational personal care products companies.

The Company operates in one business segment. The Company's products are separated into four distinct product categories: cosmetic ingredients, pharmaceuticals, medical lubricants and sexual wellness ingredients. Each product category is marketed differently.

The cosmetic ingredients are marketed through a global network of distributors. These distributors purchase products outright from the Company and provide the main marketing and sales functions for these products on behalf of the Company. They in turn receive their compensation for those efforts by re-selling those products at a markup to their customers. This enables the Company to aggressively have its products marketed without the high cost of maintaining its own in-house marketing and sales staff. In 2024 we hired a marketing director to work alongside our distributors and provide marketing materials, training and aid in customer visits. We believe this strategy will allow us to better serve our mutual customers and build stronger relationships with our distributors. The Company currently has two written distribution agreements with the companies that market its cosmetic ingredients. The marketing contract with ASI terminated on December 31, 2023, and the Company is currently in negotiations with ASI to establish a new marketing agreement. At this time, we have not finalized a new agreement, but we have made significant strides in the negotiation process. Our goal is to finalize the contract in the first half of 2026, but there can be no assurance that we will be able to do so. We continued to work with ASI as we negotiate the new agreement by fulfilling orders, discussing marketing strategies, and continuing to engage with them on other marketing matters in a manner consistent with past practice. All sales of the Company's cosmetic ingredients are final other than product later determined to be defective, and the Company does not make any sales on consignment.

No prior regulatory approval is needed by the Company to sell any products other than its pharmaceutical products. The end users of its products may or may not need regulatory approvals, depending on the intended claims and uses of those products.

The pharmaceutical products include a urological product and a topical biocide that are sold to end users primarily through distribution agreements with major drug wholesalers. For these products, the Company does the marketing, and the drug wholesalers supply the product to the end users, such as hospitals and pharmacies. The Company's marketing effort for Renacidin, its most important drug product, currently includes a Renacidin website which provides product information to patients and healthcare providers. We also expanded our marketing efforts in 2025 by creating a value proposition for insurance companies in an effort to be included on additional drug formularies. So far, our message has been well received, and we will continue our outreach activities. There is currently no active marketing effort for Clorpactin. Both of these products were originally developed in the 1950s. Clorpactin pre-dated the need for a formal New Drug Application ("NDA"), and the current sterile liquid form of Renacidin is marketed under an NDA that was approved by the FDA in 1990.

The medical lubricants are not pharmaceutical products. They consist primarily of water-based lubricating gels, which are marketed by the Company directly to manufacturers that incorporate them into urologic catheters and other medical devices and products that they sell. These products are distinguished from pharmaceutical products in that, unlike the pharmaceutical products, the Company is not required to obtain regulatory approval prior to marketing them. Regulatory approvals are the responsibility of the companies that market the finished products in which the Company's products are used, which are typically classified as medical devices. However, the Company is responsible for manufacturing these products in accordance with current GMPs, and its manufacturing facility is subject to regular FDA oversight.

The sexual wellness ingredients are marketed by Brenntag Specialties, a global market leader in chemicals and ingredient distribution. The Company entered into a new marketing and distribution agreement with Brenntag in January of 2026 in the United States, Canada, Mexico and France.

The following tables present the significant concentrations of the Company's sales. Although a significant percentage of Customer A's purchases from the Company are sold to foreign customers, in table "(b)" below all sales to Customer A are included in the "United States" sales numbers because all shipments to Customer A are delivered to Customer A's warehouses in the U.S.

In addition, there are four customers for the Company's medical lubricants that take delivery of their shipments in the U.S. but potentially ship some of that product to manufacturing facilities outside the U.S. Since the Company makes those shipments to U.S. locations, sales to those customers are also included in the "United States" sales number in the following table.

(a) Net Sales

	Years ended December 31,	
	2025	2024
Cosmetic Ingredients	$ 3,280,604	$ 5,817,172
Pharmaceuticals	6,225,905	5,602,259
Medical Lubricants	2,111,104	2,028,564
Gross Sales	11,617,613	13,447,995
Less: Discounts and allowances	(1,072,145)	(1,266,024)
Net Sales	**$10,545,468**	**$12,181,971**

(b) Geographic Information

	Years ended December 31,	
	2025	2024
United States	$ 8,141,533	$10,175,926
Other countries	2,403,935	2,006,045
Net Sales	$10,545,468	$12,181,971

(c) Gross Sales to Major Customers

	Years ended December 31,	
	2025	2024
Customer A	$ 2,593,213	$ 5,387,048
Customer B	2,590,260	2,239,705
Customer C	1,874,068	1,831,551
Customer D	1,596,088	1,331,544
All other customers	2,963,984	2,658,147
Total Gross Sales	$11,617,613	$13,447,995

NOTE H
ACCRUED EXPENSES

Accrued expenses at December 31, 2025 and 2024 consist of:

	2025	2024
Bonuses	$ 182,383	$ 290,000
Distribution fees	463,331	441,397
Payroll and related expenses	90,151	73,915
Company 401(k) contribution	—	115,000
Annual report expenses	80,387	83,238
Audit fee	72,708	73,364
Reserve for outdated material returns	194,947	276,732
Sales rebates	55,983	90,904
Other	25,058	23,383
Total accrued expenses	$1,164,948	$1,467,933

NOTE I
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION AND NON-CASH INVESTING AND FINANCING ACTIVITIES

As of December 31, 2025, the Company had a number of unconverted Guardian Chemical shares that would convert to approximately 174 shares of United-Guardian, Inc. common stock if all of the remaining holders of those Guardian shares converted their Guardian stock to United-Guardian stock. The Company's transfer agent continues to try to locate the holders of those shares in anticipation of escheating them to the appropriate state jurisdictions. The Company is currently accruing dividends on the 174 shares that have not yet been exchanged or designated for escheatrnent as of December 31, 2025, and the Company will continue to do so as dividends are declared.

NOTE J
RELATED PARTY TRANSACTIONS

The Company's consulting agreement with Ken Globus, its former President, expired on May 31, 2024 and there were no consulting related payments to Mr. Globus during 2025. For the year ended December 31, 2024, the Company made payments of $20,000 to Mr. Globus for consulting services. Ken Globus is a director of the Company and currently serves as Chairman of the Board of Directors.

During the years ended December 31, 2025 and 2024, the Company paid PKF O'Connor Davies $22,438 and $23,250, respectively, for accounting and tax services. Lawrence Maietta, a former partner at PKF O'Connor Davies, is now a senior consultant with the firm. Mr. Maietta is a director of the Company.

NOTE K
SUBSEQUENT EVENTS

The Company has agreed to a monetary settlement with its contract manufacturer ("CM") of its pharmaceutical product Renacidin. The settlement relates to the unexpected shutdown of the CM's facility during the latter part of 2023 and beginning of 2024. During this time, the Company was unable to fill complete orders of Renacidin. On October 27, 2023, the Company notified its CM of its intention to file a claim for breach of its supplier contract and requested compensation for the loss of sales during the shutdown period. The settlement, which has been agreed upon by both parties, calls for the CM to supply the Company with a specified volume of product at no cost, which is expected to be shipped by the CM in March of 2026. The product covered by this agreement is valued at approximately $300,000 and the benefit of such settlement is expected to be recognized in the first quarter of 2026.

On January 16, 2026, the Company entered into a new distribution agreement with Brenntag Specialties, a global market leader in chemicals and ingredients distribution, for the distribution of the Company's new Natrajel line of sexual wellness ingredients in the United States, Canada, and Mexico, and the distribution of Lubrajel and Natrajel products in France. The new agreement provides an opportunity to grow the French market, which is known for innovation in both the personal care and sexual wellness markets.

On January 26, 2026, the Company's Board of Directors declared a cash dividend of $0.25 per share, which was paid on February 17, 2026, to all stockholders of record as of February 9, 2026.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

EXECUTIVE LEVEL OVERVIEW

We specialize in manufacturing cosmetic, personal care and sexual wellness ingredients and a line of healthcare products including pharmaceuticals and medical lubricants through our Guardian Laboratories division. With a long-standing reputation for delivering high-quality specialty products, we are committed to serving diverse markets with innovative solutions.

In January 2026, we entered into a new distribution agreement with Brenntag Specialties, a global market leader in chemicals and ingredients distribution, for the distribution of our new Natrajel line of sexual wellness ingredients in the United States, Canada, Mexico, and the distribution of Lubrajel and Natrajel products in France. The new agreement provides an opportunity to grow the French market, which is known for innovation in personal care products. Although there were no sales of sexual wellness products during 2025, we are ready to begin manufacturing and distribution of this new line of products.

With a refined product portfolio and strategic partnerships, we are well-positioned for future growth, leveraging our expertise in specialty ingredients to capitalize on emerging market opportunities.

IMPACT OF GLOBAL SUPPLY CHAIN INSTABILITY, INFLATION AND TARIFFS

During 2025, the United States ("U.S.") changed its long-standing trade policies and announced significant new tariffs, with certain exceptions, on virtually all imported goods. These actions triggered the negotiation of new trade agreements with certain U.S. trading partners. While these negotiations resulted in the reduction of certain recently imposed tariffs, the average U.S. tariff rate remains at its highest level since the 1930s. In response to the changes in U.S. trade policies, certain U.S. trading partners imposed retaliatory tariffs on U.S. imports. Shifts in tariffs, trade agreements, import/export restrictions, trade sanctions, sector

specific trade barriers, and other governmental trade actions, whether enacted by the U.S. or other countries, especially those instituted in the Company's significant markets or markets where its significant customers are located and the associated uncertainty of long-term trade policies, could impact the Company's sales volume, sales price and other costs. Changes in trade policies may also cause disruptions to material sourcing and availability, global supply chains and logistics and access to end markets. Additionally, changes in U.S. trade policy and associated responses from trading partners may create shifts in global market dynamics and result in continued global financial market volatility. The impact of these changes in trade policies and the resulting trade and market uncertainty could have a negative impact on the Company's results of operations. There can be no assurance that, in the future, the U.S. or other countries or international trade bodies will not institute new tariffs or more restrictive trade policies or remedies and, as a result, the Company may face additional uncertainty and adverse impact on its business, financial condition and results of operations.

CRITICAL ACCOUNTING POLICIES

Our financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America ("US GAAP"). Preparation of financial statements requires us to make estimates and assumptions affecting the reported amounts of assets, liabilities, revenues, and expenses and the disclosure of contingent assets and liabilities. We use our historical experience and other relevant factors when developing our estimates and assumptions, which are continually evaluated. Note A, Nature of Business and Summary of Significant Accounting Policies, of the Notes to Financial Statements, included in Item 8, Financial Statements and Supplementary Data, of this Annual Report, includes a discussion of our significant accounting policies. The following accounting policies are those that we consider

critical to an understanding of the financial statements because their application places the most significant demands on management's judgment. Our financial results might have been different if other assumptions had been used or other conditions had prevailed.

Marketable Securities

Our marketable securities include investments in equity mutual funds, Certificates of Deposit and U.S. Treasury Bills with original maturities of greater than three months. Our marketable equity securities are reported at fair value with the related unrealized and realized gains and losses included in net income. Certificates of Deposit and U.S. Treasury Bills with original maturities of more than 3 months are recorded at amortized cost. Realized gains or losses on mutual funds are determined on a specific identification basis. We evaluate our investments periodically for possible other-than-temporary impairment by reviewing factors such as the length of time and extent to which fair value had been below cost basis, the financial condition of the issuer, and our ability and intent to hold the investment for a period of time which may be sufficient for anticipated recovery of market value. We record an impairment charge to the extent that the cost of the available-for-sale securities exceeds the estimated fair value of the securities and the decline in value is determined to be other-than-temporary. During 2025 and 2024, we did not record an impairment charge regarding our investment in marketable securities because management believes, based on an evaluation of the circumstances, that any decline in fair value below the cost of certain of our marketable securities is temporary.

Revenue Recognition

We record revenue in accordance with ASC Topic 606 *"Revenue from Contracts with Customers."* Under this guidance, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration expected to be received in exchange for those goods or services. Our principal source of revenue is product sales.

Our sales, as reported, are subject to a variety of deductions, some of which are estimated. These deductions are recorded in the same period in which the revenue is recognized. Such deductions, primarily related to the sale of our pharmaceutical products, include charge backs from the United States Department of Veterans Affairs ("VA"), rebates in connection with our current participation in Medicare Drug Rebate Program, distribution fees, discounts, and outdated product returns. These deductions represent estimates of the related obligations and, as such, knowledge and judgment are required when estimating the impact of these revenue deductions on sales for a reporting period.

During 2025 and 2024, we participated in various government drug rebate programs related to the sale of Renacidin, our most important pharmaceutical product. These programs include the Veterans Affairs Federal Supply Schedule ("FSS"), and the Medicare Manufacturer Discount Program ("MDP") (formerly the Medicare Part D Coverage Gap Discount Program ("CGDP")). These programs require us to sell our product at a discounted price, typically given in the form of a rebate. Our sales, as reported, are net of these rebates, some of which are estimated and are recorded in the same period that the revenue is recognized.

On January I, 2025, the Centers for Medicare & Medicaid Services ("CMS") implemented a new Medicare Part D Manufacturer Discount Program ("Discount Program"), which replaced the prior CGDP. The new Discount Program eliminates the coverage gap benefit phase, introduces pharmaceutical manufacturer discounts in the initial and catastrophic coverage phases, and lowers the cap on enrollee out-of-pocket costs. Under the new Discount Program, additional rebates are expected to be owed by pharmaceutical manufacturers due to the restructuring of the benefit periods and removal of the cap that was in place that limited the drug manufacturer's liability. The overall financial impact of this new program will vary depending on the products being reimbursed but it is expected to increase Medicare Part D rebates for drug manufacturers.

On January 31, 2024, we were notified by CMS that we qualified as a "specified small manufacturer" and would be entitled to a multi-year phase-in period during which we would pay a lower percentage discount on drugs dispensed to beneficiaries. Based

on our "specified small manufacturer" designation, it appears, based on our current level of sales through the Medicare Part D Program, we would have reduced rebate liabilities in years 2025 and 2026, with rebates gradually increasing each year after, until they reach their full phase-in by 2031. By the end of the phase-in period in 2031, these rebate liabilities are expected to significantly exceed the liabilities we have recorded under the CGDP in previous years.

As long as a valid purchase order has been received and future collection of the sale amount is reasonably assured, we recognize revenue from sales of our products when those products are shipped, which is when our performance obligation is satisfied. Our cosmetic products are shipped EXW from our facility in Hauppauge, NY, and the risk of loss and responsibility for the shipment passes to the customer upon shipment. Sales of our medical lubricant products are deemed final upon shipment, and we have no obligation to repurchase or allow the return of these goods unless they are defective. Sales of our pharmaceutical products are final upon shipment unless (a) they are found to be defective; (b) the product is damaged in shipping; (c) the product is too close to its expiration date for the customer to sell; or (d) the product is expired but is not more than one year after its expiration date. These return policies are in conformance with standard pharmaceutical industry practice. We estimate an allowance for outdated material returns based on previous years' historical returns of our pharmaceutical products.

We do not make sales on consignment, and the collection of the proceeds of the sale of any of our products is not contingent upon the customer being able to sell the goods to a third party.

Any allowances for returns are taken as a reduction of sales within the same period the revenue is recognized. Such allowances are determined based on historical experience under ASC Topic 606-10-32-8. We have not experienced significant fluctuations between estimated allowances and actual activity.

We have distribution agreements with certain distributors of our pharmaceutical products that entitle those distributors to distribution and services-related fees. We record distribution fees, and estimates of distribution fees, as offsets to revenue.

Accounting for Financial Instruments—Credit Losses

We recognize an allowance for our trade receivables to present the net amount expected to be collected as of the balance sheet date. This allowance is based on the credit losses expected to arise over the life of the asset and are based on Current Expected Credit Losses (CECL). The timing between recognition of revenue for product sales and the receipt of payment is not significant. Our standard credit terms, which vary depending on the customer, range between 30 and 60 days.

We perform ongoing credit evaluations of our customers and adjust credit limits, as determined by a review of current credit information. We continuously monitor collection and payments from customers and maintain an allowance for credit losses based upon historical experience, anticipation of uncollectible accounts receivable and any specific customer collection issues that have been identified. While our credit losses have historically been low and within expectations, we may not experience the same credit loss rates that have historically been attained in the future. The receivables are highly concentrated in a relatively small number of customers. Therefore, a significant change in the liquidity, financial position, or willingness to pay timely, or at all, of any one of our significant customers would have a significant impact on our results of operations and cash flows.

In July 2025, the FASB issued ASU 2025-05, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets* (ASU 2025-05), which allows an entity to elect a practical expedient for measuring expected credit losses on current accounts receivable and current contract assets arising from transactions accounted for as revenues from contracts with customers. This expedient allows an entity to assume that current economic conditions as of the balance sheet date do not change for the remaining life of the asset. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025 and interim periods within fiscal years beginning after December 15, 2026. As permitted, we have elected to early adopt the practical expedient as of December 31, 2025 and applied its provisions prospectively to the provision for credit losses. The adoption of ASU 2025-05 did not have a material impact our results of operations, cash flows or financial condition.

As of December 31, 2025 and December 31, 2024, the allowance for credit losses on accounts receivable was $17,169 and $14,342, respectively. Prompt-pay discounts are offered to some customers; however, due to the uncertainty of the customers taking the discounts, the discounts are recorded when they are taken.

Inventory Valuation Allowance

In conjunction with our ongoing analysis of inventory valuation, management constantly monitors projected demand on a product-by-product basis. Based on these projections, management evaluates the levels of write-downs required for inventory on hand and inventory on order from contract manufacturers. Although we believe that we have been reasonably successful in identifying write-downs in a timely manner, sudden changes in buying patterns from customers, either due to a shift in product interest and/or a complete pullback from their expected order levels, may result in the recognition of larger-than-anticipated write-downs. We have performed an evaluation of our inventory on hand as of December 31, 2025 and December 31, 2024, and believe the reserves are adequate to cover any slow-moving or obsolete inventory.

RESULTS OF OPERATIONS

Sales

Sales decreased by approximately 13%, from $12,181,971 in 2024 to $10,545,468 in 2025. The decrease in sales was primarily due to a decrease in sales of our cosmetic ingredient products, specifically a decrease of 54% in sales to our largest distributor, ASI, in 2025 compared with 2024. Sales of our pharmaceutical products increased by 15% in 2025 compared to 2024, due to increased orders from our largest pharmaceutical distributors. Sales of medical lubricants increased by 4%, primarily due to increased orders placed by two large customers in China.

Cosmetic Ingredients

Sales of our cosmetic ingredients decreased by approximately 45%, from $5,438,262 in 2024 to $3,006,522 in 2025. The decrease was primarily due to a decrease in sales to ASI. Based on information provided to the Company by ASI, the reason for the decrease during 2025 was due to a combination of decreased demand for our products in Asia, combined with ASI dealing with an overstocking issue. This decrease was partially offset by an increase in sales to our other three distributors, whose sales increased by a net of approximately 62%, combined with an increase in sales of approximately 13% from two of our small direct cosmetic ingredient customers.

We continue to experience global competition from Asian and European companies that manufacture and sell products that are competitive with our products. These competitive products are usually sold at a lower price than our products; however, they may not compare favorably to the level of performance and quality of our products. We work closely with our network of distributors to price our products as competitively as possible and, when appropriate, to offer additional volume discounts and more aggressive pricing to maintain and increase sales and expand our customer base. We expect that this competitive environment will continue in 2026 and we plan to enhance our competitive position by strengthening our core capabilities and investing in new product development, especially in the area of naturally derived products. We will continue to provide high-quality products, technical expertise, and the reliability our customers have come to expect from us.

Pharmaceuticals

Because there are fees, rebates, and allowances associated with sales of our two pharmaceutical products, Renacidin and Clorpactin, discussion of our pharmaceutical sales includes references to both gross sales (before fees, rebates and allowances) and net sales (after fees, rebates and allowances). Gross sales of our two pharmaceutical products, Renacidin and Clorpactin, together increased by approximately 11%, from $5,602,259 in 2024 to $6,225,905 in 2025. Gross sales of Renacidin increased by approximately 14%, from $4,897,331 in 2024 to $5,582,668 in 2025, and gross sales of Clorpactin decreased by 9% from $704,928 in 2024 to $643,237 in 2025.

The primary reason for the increase in Renacidin sales was due to increases in sales to all of our major pharmaceutical wholesalers in 2025 compared to 2024. This was mainly due to our contract manufacturer temporarily ceasing manufacturing during the latter part of 2023 and the beginning of 2024. During this time, we were unable to fill complete orders of Renacidin and were allocating product to all of our pharmaceutical distributors. We resumed filling orders in full towards the end of March 2024.

Net sales of our pharmaceutical products increased by approximately 15% in 2025 compared with the same period in 2024. The increase in net sales was due to an increase in gross sales as discussed above, combined with a decrease in certain pharmaceutical-related rebates and allowances. The decrease in pharmaceutical-related rebates and allowances in 2025 was primarily due to a decrease in Medicare rebates due to the new MDP Program phase-in as discussed under "Revenue Recognition" combined with a decrease in the reserve for outdated material returns.

Medical Lubricants

Sales of our medical lubricants increased by approximately 4% in 2025, from $2,028,564 in 2024 to $2,111,104 in 2025. The increase in sales was driven by increased demand from two of our larger customers located in China.

Sexual Wellness Ingredients

There were no sales of our sexual wellness ingredients in 2025. Our distributor has been actively marketing these ingredients to customers in the sexual wellness market; however, it takes time for customers to adopt new ingredients into their product formulations. As the sexual wellness market is an emerging market, especially for new innovative products, we are well positioned to be at the forefront. Being at the forefront presents opportunities to provide education and assistance to our customers as they determine how to bring their products to market, and we are continuously learning and developing new marketing tools to aid our customers.

Gross Profit on Sales

Gross profit on sales was 49% in 2025 compared with 53% in 2024. The decrease in gross profit was primarily due to two factors. The first was a decrease in sales of our cosmetic ingredients in 2025 compared to 2024, as these products carry a higher profit margin than our pharmaceutical products. During 2025, cosmetic ingredient sales represented approximately 29% of the Company's total sales, compared to 45% in 2024. The second factor was due to higher per unit overhead costs in 2025 due to decreased production of those cosmetic ingredients, which was caused by lower demand for some of our cosmetic ingredients.

Operating Expenses

Operating expenses increased by approximately 3%, from $2,356,819 in 2024 to $2,434,148 in 2025. The increase was mainly attributable to the following: 1) increases in payroll and payroll-related expenses; and 2) an increase in consulting fees in connection with a study relating to Renacidin, our most important pharmaceutical product. In connection with our growth initiatives, we anticipate that operating expenses will increase modestly in 2026.

Research and Development Expenses

Research and development expenses increased by approximately 2%, from $456,779 in 2024 to $463,644 in 2025. In connection with the Company's growth initiatives, we expect our research and development expenses to increase modestly during 2026.

Investment Income

Investment income decreased by approximately 16%, from $434,679 in 2024 to $365,308 in 2025. The decrease was primarily due to a decrease in interest income from investments in U.S. Treasury Bills due to lower interest rates in 2025 compared to 2024, combined with a decrease in the average amount invested during 2025 compared to 2024 due to less cash provided by operations in 2025.

Net Gain on Marketable Securities

For the year ended December 31, 2025, we recorded net gains on our marketable securities portfolio of $34,359 compared with net gains of $26,989 in 2024. These increased gains were due to normal market fluctuations. The Company's management and Board of Directors continue to closely monitor the Company's investment portfolio and have made, and will continue to make, any changes they believe may be necessary or appropriate to minimize the future impact of global market volatility on the Company's financial position.

Provision for Income Taxes

The provision for income taxes decreased from $857,582 in 2024 to $537,277 in 2025. This decrease was due to a decrease in income before taxes. Our effective income tax rate was 20.3% in 2025 and 20.9% in 2024.

Liquidity and Capital Resources

Working capital decreased from $10,751,082 at December 31, 2024 to $10,532,076 at December 31, 2025. The decrease in working capital was mainly due to a decrease in cash and cash equivalents and marketable securities. The current ratio increased from 6.6 to 1 at December 31, 2024 to 7.3 to 1 at December 31, 2025. The increase in the current ratio was mainly due to a decrease in accrued expenses.

Accounts receivable (net of allowance for credit losses) increased from $1,428,455 at December 31, 2024 to $1,586,889 at December 31, 2025. The increase in accounts receivable was due to an increase in sales during the fourth quarter of 2025. The receivables turnover, or "Days Sales Outstanding," for 2025 was 52 days, compared with 45 days in 2024. The receivables turnover increased in 2025 primarily due to one of our larger pharmaceutical distributors transitioning to electronic payments, which resulted in extended payment terms. The allowance for credit losses on accounts receivable increased from $14,342 in 2024 to $17,169 in 2025, and we believe that the net balance of our accounts receivable as of December 31, 2025 was, and continues to be, fully collectible.

We generated cash from operations of $1,966,819 in 2025 compared with $3,466,251 in 2024. The decrease in 2025 was primarily due to a decrease in net income combined with increases in accounts receivable and prepaid income taxes and a decrease in accrued expenses.

Net cash provided by investing activities was $175,343 for the year ended December 31, 2025, compared with net cash used in investing activities of $7,077,395 for the year ended December 31, 2024. This shift was primarily due to an increase in the purchase of longer-term investments in 2024 that were classified as marketable securities. During 2023, most of our marketable securities consisted of U.S. Treasury Bills and Certificates of Deposit that had maturities of less than three months and were included in cash and cash equivalents. During 2024, we changed our investment strategy to longer-term fixed income investments due to the anticipated decrease in interest rates.

Net cash used in financing activities was $2,766,720 and $2,756,323 for the years ended December 31, 2025 and 2024, respectively. The increase was due to a payment made in the second quarter of 2025 in the amount of $10,290, which represented dividends in arrears to shareholders who had either converted their Guardian Chemical shares to United-Guardian, Inc. shares, or whose shares had been escheated.

We believe that our working capital is sufficient to support our operating requirements for the next fiscal year. Our long-term liquidity position will be dependent upon our ability to generate sufficient cash flow from profitable operations, and we expect to continue to use our cash to make dividend payments, purchase marketable securities, and to take advantage of growth opportunities that may arise that are in the best interest of the business and our stockholders.

We have no off-balance-sheet transactions that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

New Accounting Pronouncements

See Note "A" to the financial statements regarding new accounting pronouncements, which note is incorporated herein by reference.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our Common Stock is currently traded on the NASDAQ Global Market, under the symbol "UG".

Holders of Record

As of March 2, 2026, there were 336 holders of record of Common Stock.

Dividend Policy

Our Board of Directors meet semi-annually in January and July of each year to discuss declaration of dividends.

On January 27, 2025 the Company's Board of Directors declared a cash dividend of $0.35 per share, which was paid on February 18, 2025 to all holders of record as of February 10, 2025. On July 11, 2025, the Company's Board of Directors declared a cash dividend of $0.25 per share, which was paid on August 1, 2025, to all holders of record as of July 25, 2025.

In addition, for the year ended December 31, 2025, the Company made payments of $10,290 in dividends in arrears to shareholders who had either converted their Guardian Chemical shares to United-Guardian, Inc. shares or whose shares had been escheated.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee and Stockholders of United-Guardian, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of United-Guardian, Inc. (the "Company") as of December 31, 2025 and 2024, and the related statements of income, stockholders' equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (I) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there were no critical audit matters.

Grassi & Co, CPAs, P.C.

GRASSI & CO., CPAs, P.C.

We have served as the Company's auditors since 2023.
Jericho, New York
March 25, 2026



REGISTRAR AND TRANSFER AGENT
Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, NY 10004

LEGAL COUNSEL
Ruskin Moscou Faltischek, P.C.
Uniondale, NY

AUDITORS
Grassi & Co., CPAs, P.C.
Jericho, NY

MAIN OFFICE AND PLANT
230 Marcus Blvd.
Hauppauge, NY 11788

MAILING ADDRESS
P.O. Box 18050
Hauppauge, NY 11788

Tel: (631) 273-0900
Fax: (631) 273-0858
Website: www.u-g.com

NOTE: Upon written request, a copy of the Company's
most recent Annual Report on Form 10-K will be
furnished without charge. A fee will be charged for
copies of any exhibits to such report. Contact: Corporate
Secretary, United-Guardian, Inc., P.O. Box 18050, Hauppauge,
NY 11788.



UNITED-GUARDIAN, INC.

Excellence Through Innovation®

230 Marcus Boulevard
P.O. Box 18050
Hauppauge, New York 11788
Telephone (631) 273-0900
Fax (631) 273-0858
www.u-g.com